

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2012

<u>Via E-mail</u>
Mr. Eleazar Rivera
President
Alpha Network Alliance Ventures Inc.
11801 Pierce Street, 2nd Floor
Riverside, CA 92505

>    **Re:     Alpha Network Alliance Ventures Inc.**
>    **Registration Statement on Form S-1**
>    **Filed July 10, 2012**
>    **File No. 333-182596**

Dear Mr. Rivera:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  We note your statement that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act.  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.  It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C.  Considering the dates the securities were sold and other factors, please

provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

3.      There appear to be a few typos throughout the prospectus that may cause confusion for investors. Please revise. We include the following by way of example only:

- On page 5 in the Offering Section under Securities Offer, the number of securities being offered by selling stockholders is inconsistent with the number being registered;

- On page 31 under Director Independence, you state that you have two current directors yet elsewhere in the prospectus you state that Mr. Rivera is your sole director; and

- On page 32 and 33 in footnotes to the Summary Compensation Table and Director Compensation Table, you state that Mr. William Tay was appointed as an officer and director on August 10, *2012* but resigned from such positions on March 29, *2011*.

Cover Page

4.      It appears that your cover page may be two pages in length. Please note that the prospectus cover page may be no more than one page. Refer to Item 501(b) of Registration S-K.

Risk Factors, page 7

5.      Please revise to include any material risk factors related to your business of social networking. For example, please tell us what consideration you gave to including a risk factor addressing any privacy concerns or unauthorized access to your subscribers' information.

Selling Stockholders, page 16

6.      The initial sentence in this section states that you have 67 selling stockholders, whereas the table of selling stockholders lists only nine names. Please be advised that you are required to identify all selling stockholders per Item 507 of Regulation S-K. Please also indicate if any of the selling stockholders have previously had a material relationship with you. In addition, the initial sentence states that "common shares being offered for resale … consist of 106,490,050." Please reconcile this amount with the amount being registered.

Dilution, page 17

7.      Please provide to us your calculation of net tangible book value as of March 31, 2012, as well as other amounts within your tables.  Further, for the number of shares after offering held by public investors, please tell us your basis for excluding those shares offered by selling stockholders.

Plan of Distribution, page 18

8.      Please discuss in greater detail the plan of distribution for the offer and sale of the common stock being offered by the company. Please discuss how Eleazar Rivera and the company will offer the securities.  See Item 508(c) of Regulation S-K.

Description of Business, page 23

9.      Your website references that it may provide "penny bids" and banking services.  Please provide more information about these and other services that you intend to provide in the prospectus.  We may have further comment.

10.     We have reviewed the website www.kababayanko.com and note that your website states it is the number one social networking site for overseas contract workers.  Please provide a basis for such statement.

11.     We note that one of the ways that you intend to generate revenues is through advertisements on your website. Please discuss how use of your website on mobile devices, which currently do not appear to support ads, may affect your ability to raise advertising revenues.

12.     Please include a discussion of the Loan Agreement between Mr. Rivera and the registrant as this appears to be a material agreement. To the extent that any of the proceeds from this offering will be used to repay this indebtedness, please discuss.

Organization within the Last Five Years, page 23

13.     Please describe in greater detail your merger with Daedalus.

14.     In the last paragraph of this subsection, we note your reference to the defined term "Purchaser." Please provide the name of the purchaser.

Reports to Security Holders, page 27

15.     We note your statement that you are not currently a reporting company.  This statement appears to be incorrect.  Please revise or advise.

Market for Common Equity and Related Stockholder Matters, page 28

Holders, page 28

16.     Please reconcile the amount of holders with the disclosure in the selling shareholder
        section or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operation, page 29

17.     We note your disclosures regarding cash requirements.  Please address the following:

    •   Please provide additional detail supporting your belief that can satisfy short-term cash
        requirements for the next twelve months.  Refer to SEC Interpretive Release 33-8350
        dated December 19, 2003; and

    •   Please reconcile the amount that you note as cash of $83,633 to the interim balance
        sheet amount of cash and cash equivalents totaling $21,130.  Please also tell us how
        you calculated your working capital amount considering you have current liabilities at
        March 31, 2011 totaling $621,813.

Summary of Significant Accounting Policies, page 30

18.     Please note that the FASB Accounting Standards Codification became effective on July
        1, 2009.  As a result, all non-SEC accounting and financial reporting standards have been
        superseded.  Please revise all references to accounting standards accordingly.

Certain Relationships and Related Transactions, page 34

19.     Please include the amount of consideration for each transaction.  See Item 404(a)(3) of
        Regulation S-K.

Financial Statements, page F-1

General

20.     We note your disclosure in Note 6 indicating that such transaction between Alpha
        Network Alliance Ventures Inc. ("ANAV") and Daedalus Ventures Inc. ("Daedalus") is a
        reverse recapitalization.  However, it appears you have provided the historical financial
        information for Daedalus.  Please amend to recast your financial statements and footnotes
        to present the historical financial information of ANAV, giving effect to the merger
        within equity, or tell us why you believe your current presentation is appropriate.

21.   Please provide all requisite disclosures pursuant to ASC Topic 915 or tell us why you
      believe such disclosures are not required.  Among others, you should disclose the
      following:

- Your Balance Sheets and Statements of Shareholders' Equity should report any
  cumulative net losses with a descriptive caption such as 'deficit accumulated during
  the development stage' in the shareholder equity section; and

- Your financial statements detailing information for each period ended should also
  include cumulative amounts from inception.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement.  Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc:     Thomas E. Puzzo, Esq.